

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2025

Grant Brackebusch
Chief Financial Officer
Idaho Strategic Resources, Inc.
201 N. Third Street
Coeur d'Alene, ID 83814

> **Re: Idaho Strategic Resources, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2024**
> **Filed March 31, 2025**
> **File No. 001-41320**

Dear Grant Brackebusch:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation